Exhibit 2.1

AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

This Amendment to the Agreement and Plan of Merger is entered into as of September 11, 2025 by and among Cayson Acquisition Corp., a Cayman Islands exempted company (“Cayson”), Mango Financial Group Limited, a Cayman Islands exempted company (“MFG”), North Water Investment Group Holdings Limited, a British Virgin Islands business company (“North Water”), and Mango Temp Limited, a Cayman Islands exempted company (“Merger Sub”). Each of Cayson, MFG, North Water and Merger Sub are referred to herein, individually, as a “Party” and, collectively, as the “Parties”.

WHEREAS, the Parties entered into that certain Agreement and Plan of Merger, dated as of July 11, 2025 (as may be amended from time to time, the “Original Agreement”), which, among other things, provides for the merger of Merger Sub with and into Cayson; and

WHEREAS, the Parties desire to amend certain terms of the Original Agreement as set forth below;

WHEREAS, Section 9.7 of the Original Agreement provides that the Original Agreement may be amended by written agreement executed and delivered by the Parties;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Amendment to Definition of Merger Consideration. The definition of Merger Consideration contained in Section 10.1 of the Original Agreement is hereby amended such that the text “$300 million” contained in such section is deleted and the text “$140 million” is inserted therefor.

2. Amendment to Section 1.3 of the Original Agreement. Section 1.3 of the Original Agreement is hereby amended and restated as follows:

“1.3 Earnout. Immediately prior to the Effective Time, the Company shall issue Twenty Million (20,000,000) Company Class A Ordinary Shares (the “Earnout Shares”) in the name of the Shareholders listed on Schedule 1.3 (the “Earnout Recipients”), which shall be deposited, or caused to be deposited, by the Company with the Escrow Agent, and shall be released (in whole or in part) to the Earnout Recipients contingent upon the achievement of the conditions set forth in Schedule 1.3 or to the Company for cancellation, in each case in accordance with the terms set forth in the Earnout Escrow Agreement (the “Earnout”).”

3. Amendment to Schedule 1.3 of the Original Agreement. Schedule 1.3 of the Original Agreement is hereby amended and restated to read as set forth on Schedule A attached hereto.

4. Interpretation. Capitalized terms not defined herein shall have the meaning ascribed to them in the Original Agreement. On and after the date hereof, each reference in the Original Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Original Agreement shall mean and be a reference to the Original Agreement as amended by this Amendment.

5. No Further Amendments. Except as expressly set forth herein, the Original Agreement shall remain in full force and effect. This Amendment may not be amended or modified except pursuant to a written agreement by the Parties.

6. Counterparts. This Amendment may be executed by the Parties in counterpart, and the executed counterparts shall be deemed by the Parties as a single executed and binding document and may be delivered by email or facsimile to the Parties and their counsel.

7. Miscellaneous. The provisions of Article IX (Miscellaneous) of the Original Agreement are incorporated herein, mutatis mutandis.

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above.

CAYSON ACQUISITION CORP

By:	/s/
Name:
Title:

MANGO FINANCIAL GROUP LIMITED

By:	/s/
Name:
Title:

MANGO TEMP LIMITED

By:	/s/
Name:

NORTH WATER INVESTMENT GROUP HOLDINGS LIMITED

By:	/s/
Name:

SCHEDULE A

Earnout Recipients

The Earnout Shares will be allocated amongst all current Shareholders according to their pro rata ownership laid out in Schedule 3.3.

The Earnout Shares shall be released from escrow as follows:

(a) If (1) the Company has net income, determined in accordance with IFRS or GAAP, as applicable, in a manner consistent with the Company’s past practice, equal to or greater than US$2,300,000 for the fiscal year of the Company ending December 31, 2025 (“FY 2025”) and (2) the daily VWAP of the shares of Parent Common Stock is greater than or equal to US$12.00 per share for any twenty (20) consecutive Trading Days within any thirty (30)-Trading Day period commencing on the six month anniversary of the Closing until 60 days after the Company files its Annual Report on Form 20-F for FY 2025, the Escrow Agent shall release to the Earnout Recipients, an aggregate of 10,000,000 Earnout Shares.

(b) If (1) the Company has net income, determined in accordance with IFRS or GAAP, as applicable, in a manner consistent with the Company’s past practice, equal to or greater than US$3,700,000 for the fiscal year of the Company ending December 31, 2026 (“FY 2026”) and (2) the daily VWAP of the shares of Parent Common Stock is greater than or equal to US$15.00 per share for any twenty (20) consecutive Trading Days within any thirty (30)-Trading Day period commencing on the six month anniversary of the Closing until 60 days after the Company files its Annual Report on Form 20-F for FY 2026, the Escrow Agent shall release to the Earnout Recipients, an aggregate of 10,000,000 Earnout Shares.

(c) Earnout Shares shall be released to the Earnout Recipients, to the extent earned, no later than ten (10) Business Days after the achievement of the applicable earnout conditions. For each of FY 2025 and FY 2026, whether or not the Company is then subject to the reporting requirements of the Exchange Act, the Company shall prepare audited consolidated financial statements of the Company in accordance with GAAP or IFRS, as applicable, in a manner consistent with the Company’s past practice, and in compliance with the rules and regulations of Regulation S-X or Regulation S-K, as applicable, which shall be each audited by a PCAOB qualified auditor in accordance with PCAOB standards.

(d) Notwithstanding the foregoing, (i) no Earnout Shares shall be released from escrow to the Earnout Recipients until the Pending Lawsuits (including any appeals) have been finally resolved, and (ii) if the final resolution of the Pending Lawsuits requires any payment to be made by any of the Group Companies to any of the counterparties to the Pending Lawsuits, the Escrow Agent shall release all the Earnout Shares to the Company for cancellation (for the avoidance of doubt, whether or not the Earnout Shares have been earned as set forth in paragraphs (a) and/or (b) above). The “Pending Lawsuits” shall mean: (i) High Court Civil Action No. 266 of 2013, and (ii) Court of Final Appeal Miscellaneous Proceedings (Civil) no. 38 of 2008.